EXHIBIT 4(d)


                         Form of Letter to Shareholders






December 19, 1996


To our Stockholders:

Cavalier Homes, Inc. announced today the adoption of a Dividend Reinvestment and Stock Purchase Plan. The Board of Directors has taken this action to allow the stockholders of the Company to reinvest their dividends in the Company's Common Stock and to make additional purchases of Common Stock direct from the Company.

The Board feels that this will provide a convenient way for stockholders of the Company to increase their equity investment without incurring brokerage fees or commissions. The dividend reinvestment portion of the Plan is open to both stockholders of record and those who hold their shares in nominee or "street" (ie., held by a brokerage firm) name. The cash purchase feature of the Plan is only available to stockholders of record.

Stockholders may invest all or part of their dividends as well as make additional purchases of Common Stock in amounts of not less than $500 or more than $40,000 per calendar quarter. The price of shares purchased with reinvested dividends or additional cash payments will be at 95% of the market price for such shares at the date invested as defined by the Plan.

The Dividend Reinvestment and Stock Purchase Plan is subject to the filing and effectiveness of a registration statement with respect to the Common Stock to be made available under the Plan. The offering of Common Stock pursuant to such Plan will be made only by means of a prospectus.

To obtain a copy of the prospectus, stockholders should contact Cavalier Homes, Inc., Attn: Investor Relations, P.O. Box 5003, Wichita Falls, Texas, 76307; or call (817)723-5523.

By adopting this Dividend Reinvestment and Stock Purchase Plan, the Board of Directors has expressed its confidence in the continued growth of Cavalier.

Sincerely,



Barry Donnell
Chairman of the Board of Directors